EXHIBIT 99.1

GAMING PARTNERS INTERNATIONAL CORPORATION (NASDAQ: GPIC)

Gérard Charlier, Chief Executive Officer at 702/384-2425

Todd Fromer or Lee Roth / KCSA at 212/896-1215 / 1209

Gaming Partners International Reports Financial Results for the Third Quarter and First Nine Months of 2006

Third Quarter Revenues of $20.1 Million, a 50% Increase over 2005

Net Income Increases 314% Year-over-Year to $1.0 Million

Company Declares Cash Divided of $0.125 Per Share

Las Vegas, Nevada, November 13, 2006 – Gaming Partners International Corporation (Nasdaq: GPIC), the leading worldwide provider of casino currency and table gaming equipment, today announced financial results for the third quarter and nine months ended September 30, 2006.

For the third quarter of 2006, the Company reported revenues of $20.1 million, an increase of 50% over revenues of $13.4 million for the third quarter of 2005. Gross profit for the quarter was $6.1 million, or 30.1% of revenues, compared to $4.9 million or 36.3% of revenues in the same period a year ago. The decline in gross profit margin was primarily related to difficulty in initial manufacturing of gaming chips using Magellan/PGIC RFID high-frequency technology in very large volume. The Company is working to improve yields and expects to see such improvement as it gains experience and identifies ways in which to maximize efficiency in this area of manufacturing.

Net income for the third quarter increased 314%, to $1.0 million, or $0.13 per basic and $0.12 per diluted share, from $246,000 or $0.03 per basic and diluted share in the three months ended September 30, 2005. Weighted average shares outstanding were 8.0 million basic and 8.2 million diluted for third quarter of 2006, and 7.8 million basic and 8.2 million diluted for the three months ended September 30, 2005.

For the nine month period ended September 30, 2006, revenues were $57.9 million, an increase of 41.6% compared to revenues of $40.9 million in the first nine months of 2005. Gross profit for the period was $21.4 million, or 36.9% of revenues, compared to $16.5 million or 40.3% of revenues in the comparable period in 2005. Decline in gross profit margin for the period was due to initial start up costs, as well as the above mentioned difficulty in the manufacture of high frequency RFID gaming chips.

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GPIC Announces Third Quarter Results/2-2-2-2

Net income for the period was $5.0 million, or $0.63 per basic and $0.62 per diluted share, an increase of 125% over net income of $2.2 million or $0.29 per basic and $0.27 per diluted share for the nine months ended September 30, 2005. Weighed average shares outstanding were 7.9 million basic and 8.1 million diluted for first nine months of 2006, and 7.8 million basic and 8.1 million diluted for the comparable period in 2005.

As of September 30, 2006, the Company had cash and marketable securities of $10.8 million, compared to $13.6 million on December 31, 2005.

The Company also announced a one-time cash dividend of $0.125 per share, payable on December 15, 2006, to shareholders of record at the close of business on November 27, 2006. This marks the second cash dividend paid to the shareholders of Gaming Partners International and reflects the continued improvement in the Company’s profitability and operational performance.

Backlog of production orders, which are expected to be filled in 2006, at the end of the third quarter was approximately $4.2 million at GPI-USA and $7.4 million at GPI-SAS. This compares to backlog of $3.9 million and $8.0 million for GPI-USA and GPI-SAS respectively on September 30, 2005.

Commenting on the results, Gérard Charlier, President and CEO said, “In the third quarter we saw a continuation of strong year-over-year revenue growth, fueled by the strength of our GPI-SAS subsidiary, which saw revenue double compared to the third quarter last year.  Our U.S. business remained strong as well, achieving sales growth of approximately 4% over last year through re-racking orders from our casino partners throughout the United States.”

Mr. Charlier added, “Looking ahead, we remain encouraged by the opportunities in the RFID space, as demand for our next generation casino currency solutions is continuing to build. As mentioned last quarter, we expect full-year sales of our RFID gaming chips to be approximately $16 million, more than three-fold growth over 2005.  RFID technology is still in its infancy particularly in the U.S. and expected to be a significant growth driver for GPI going forward.  Additionally, broader trends in the gaming market bode well for our full range of casino currency products as we believe the market will be driven by new casino openings in the U.S. and abroad, customer re-orders necessitated by re-branding or technological obsolescence and overall growth in the popularity of table gaming.

As the recognized leader in the global market for casino currency and table gaming supplies, we are excited about what the future holds for the industry, and more importantly, for GPI and our shareholders.”

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GPIC Announces Third Quarter Results/3-3-3-3

About Gaming Partners International Corporation

GPIC manufactures and supplies (under the brand names of Paul-Son, Bourgogne et Grasset and Bud Jones) gaming chips including low frequency and high frequency RFID chips, jetons and plaques, low frequency RFID readers, wheels, table layouts, playing cards, dice, gaming furniture, table accessories and other products that are used with casino table games such as blackjack, poker, baccarat, craps and roulette. GPIC is headquartered in Las Vegas, Nev., with offices in Beaune, France; San Luis, Mexico; Atlantic City, N.J.; and Gulfport, Miss. GPIC sells its casino products directly to licensed casinos throughout the world. For additional information about GPIC, visit our web site at www.gpigaming.com.

This release contains “forward-looking statements” based on current expectations but involving known and unknown risks and uncertainties. Actual results or achievements may be materially different from those expressed or implied. Gaming Partners International plans and objectives are based on assumptions involving judgments with respect to future economic, competitive and market conditions, its ability to consummate, and the timing of, acquisitions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond its control. Therefore, there can be no assurance that any forward-looking statement will prove to be accurate.

Factors that could cause actual results to vary materially from these forward-looking statements include: any significant reduction in the growth rate of new and existing casinos in Macau, the failure of the industry to accept our RFID technology, any unfavorable resolution of a significant lawsuit against us, any patent infringement issues, the development of competing technologies by our competitors, the failure of any supplier to timely deliver key raw materials for our significant products, any customer cancellation of a significant order included in our backlog, any domestic or international terrorists incidents, and any unexpected taxes, regulatory, charges, costs or difficulties in the operations of the companies in multiple locations or the manufacturing of our products. Additional information concerning factors and risks that could affect these forward-looking statements and Gaming Partner International’s financial condition and results of operations are included in Gaming Partner International’s Form 10-K for the year ended December 31, 2005 and Forms 10-Q for the subsequent quarters.

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GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2006 and DECEMBER 31, 2005

(unaudited)

(dollars in thousands, except share amounts)

	SEPTEMBER 30, 2006	DECEMBER 31, 2005
ASSETS
Current Assets:
Cash and cash equivalents	$4,474	$4,573
Marketable securities	6,367	9,075
Accounts receivables, less allowance for doubtful accounts of $314 and $398, respectively	7,670	4,734
Inventories	10,038	9,895
Prepaid expenses	581	623
Deferred income tax asset	58	200
Other current assets	1,560	1,288
Total current assets	30,748	30,388
Property and equipment, net	13,900	11,212
Goodwill, net	1,469	1,386
Other intangibles, net	1,338	1,529
Deferred income tax asset	3,077	2,407
Long-term investments	636	1,645
Other assets, net	365	149
Total Assets	$51,533	$48,716
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current maturities of long-term-debt	$750	$716
Accounts payable	3,009	3,483
Accrued expenses	4,819	3,587
Customer deposits	4,509	10,506
Income taxes payable	1,310	1,136
Deferred income tax liability	1,382	1,061
Other current liabilities	366	336
Total current liabilities	16,145	20,825
Long-term debt, less current maturities	2,499	1,892
Total liabilities	18,644	22,717
Commitments and contingencies (note 6)
Stockholders’ Equity:
Preferred stock, authorized 10,000,000 shares, $.01 par value, none issued and outstanding	—	—
Common stock, authorized 30,000,000 shares, $.01 par value, 8,003,777 and 7,898,766, respectively, issued and outstanding	80	79
Additional paid-in capital	18,186	16,904
Treasury stock, at cost; 8,061 shares	(196)	(196)
Retained earnings	13,780	8,766
Accumulated other comprehensive income	1,039	446
Total stockholders’ equity	32,889	25,999
Total Liabilities and Stockholders’ Equity	$51,533	$48,716

GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 and 2005

(unaudited)

(dollars in thousands, except per share amounts)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2006	2005	2006	2005

Revenues	$20,135	$13,415	$57,868	$40,893
Cost of revenues	14,066	8,551	36,433	24,402
Gross profit	6,069	4,864	21,435	16,491

Product development	199	107	372	241
Marketing and sales	993	1,172	3,066	3,228
Depreciation and amortization	254	326	967	931
General and administrative	2,900	2,804	9,048	7,734
Total operating expenses	4,346	4,409	13,453	12,134
Income from operations	1,723	455	7,982	4,357
Other income, net	84	28	209	235
Interest expense	(47)	(48)	(124)	(155)
Income before income taxes	1,760	435	8,067	4,437
Income tax expense	(741)	(189)	(3,053)	(2,207)
Net income	$1,019	$246	$5,014	$2,230

Net income per share:
Basic	$0.13	$0.03	$0.63	$0.29
Diluted	$0.12	$0.03	$0.62	$0.27
Weighted average shares outstanding:
Basic	7,984	7,847	7,943	7,813
Diluted	8,221	8,155	8,070	8,113